                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                    FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934
     For the fiscal year ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _____ to _____

Commission file number 0-20421

                        LIBERTY MEDIA 401(k) SAVINGS PLAN
                -------------------------------------------------
                            (Full title of the Plan)

                            LIBERTY MEDIA CORPORATION
        -----------------------------------------------------------------
              (Issuer of the securities held pursuant to the Plan)

                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                      -----------------------------------
                   (Address of its principal executive office)

REQUIRED INFORMATION

          FINANCIAL STATEMENTS:                                                                  PAGE NO.
             Report of Independent Registered Public Accounting Firm                                 1

             Statements of Net Assets Available
                for Participant Benefits,
                December 31, 2004 and 2003                                                           2

             Statements of Changes in Net Assets
                Available for Participant Benefits,
                Years ended December 31, 2004 and 2003                                             3 - 4

             Notes to Financial Statements,
                December 31, 2004 and 2003                                                         5 - 10

             Schedule 1 - Schedule H, Line 4i - Schedule of Assets
                (Held at End of Year), December 31, 2004                                            11

             Schedule 2 - Schedule H, Line 4j - Schedule of Reportable
                Transactions, Year ended December 31, 2004                                          12

          EXHIBIT -

             23-Consent of KPMG LLP

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     LIBERTY MEDIA 401(k) SAVINGS PLAN
                                                (Name of Plan)

                                     By    /s/ Robert R. Bennett
                                           ------------------------------------
                                            Robert R. Bennett
                                           Member of Plan Committee

June 2, 2005

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Committee
Liberty Media 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan (the Liberty Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for participant benefits for the years then ended. These financial statements are the responsibility of the Liberty Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Liberty Plan as of December 31, 2004 and 2003, and the changes in net assets available for participant benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Liberty Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                               KPMG LLP
Denver, Colorado
May 20, 2005

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                       Statements of Net Assets Available
                            for Participant Benefits

                           December 31, 2004 and 2003

                                                                2004        2003
                                                             ---------    -------
                                                              amounts in thousands
Contributions Receivable:
  Participant                                                $      --        241
  Employer                                                          --         83
                                                             ---------    -------
                                                                    --        324
                                                             ---------    -------

Investments, at fair value:
  Liberty Media Stock Fund (notes 1 and 2)                      48,999     54,078
  Liberty Media International Stock Fund (note 1)               10,164         --
  Mutual funds                                                  97,661     72,176
                                                             ---------    -------
                                                               156,824    126,254
                                                             ---------    -------

Participant loans (note 2)                                       2,084      2,146
                                                             ---------    -------

Payable for required distributions of excess
  contributions                                                 (1,517)        --
                                                             ---------    -------
Net assets available for participant benefits                $ 157,391    128,724
                                                             =========    =======

See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

                          Year ended December 31, 2004
                              amounts in thousands

Contributions:
  Employer                                                           $   8,657
  Participant                                                           15,969
  Rollovers                                                              7,197
                                                                     ---------
                                                                        31,823
                                                                     ---------

Net investment income:
  Net appreciation in fair value of investments                         11,826
  Interest and dividend income                                           2,495
                                                                     ---------
                                                                        14,321
                                                                     ---------

    Total contributions and net investment income                       46,144

Transfer of assets (note 4)                                             (2,714)
Administrative expenses                                                   (512)
Distributions to participants                                          (14,251)
                                                                     ---------
    Increase in net assets available for participant benefits           28,667

Net assets available for participant benefits:
    Beginning of year                                                  128,724
                                                                     ---------
    End of year                                                      $ 157,391
                                                                     =========

See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

                          Year ended December 31, 2003

                                                 Participant    Nonparticipant
                                                  Directed         Directed
                                                 Investments      Investments      Total
                                                 -----------    --------------    --------
                                                            amounts in thousands
Contributions:
  Employer                                       $      --               8,674       8,674
  Participant                                         13,939              --        13,939
  Rollovers                                              743              --           743
                                                 -----------    --------------    --------
                                                      14,682             8,674      23,356
                                                 -----------    --------------    --------

Repayments of participant loans                         (208)              208          --

Net investment income:
  Net appreciation in fair value of
    investments                                       11,560             9,327      20,887
  Interest and dividend income                         1,205                23       1,228
                                                 -----------    --------------    --------
                                                      12,765             9,350      22,115
                                                 -----------    --------------    --------

Total contributions and net investment income         27,239            18,232      45,471

Administrative expenses                                  (39)               (4)        (43)
Loans to participants                                    346              (346)         --
Distributions to participants                         (6,176)           (2,098)     (8,274)
                                                 -----------    --------------    --------

Increase in net assets available for
  participant benefits                                21,370            15,784      37,154

Net assets available for participant benefits:

    Beginning of year                                 65,289            26,281      91,570
                                                 -----------    --------------    --------
    End of year                                  $    86,659            42,065     128,724
                                                 ===========    ==============    ========

See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements of the Liberty Media 401(k) Savings Plan (the "Liberty Plan") have been prepared on the accrual basis and present the net assets available for participant benefits and the changes in those net assets. The sponsor of the Liberty Plan is Liberty Media Corporation ("Liberty").

     TRUST FUND MANAGED BY FIDELITY MANAGEMENT TRUST COMPANY ("TRUSTEE")

     Under the terms of a trust agreement between Liberty and the Trustee, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets. Additionally, the Liberty Plan is allowed to invest in non-employer securities.

     INVESTMENTS

     Investments are reflected in the accompanying financial statements at fair value. Fair value represents the closing prices for those securities having readily available market quotations, and fair value as determined by the Trustee with respect to other securities.

     The Liberty Media Stock Fund and the Liberty Media International Stock Fund are unitized funds that are measured in units rather than shares. The Liberty Media Stock Fund consists mostly of Liberty Series A common stock with an insignificant amount of cash or cash equivalents. The per share fair values used for investments in Liberty Series A common stock at December 31, 2004 and 2003 are $10.98 and $11.89, respectively. The Liberty Media International Stock Fund consists mostly of Liberty Media International, Inc. ("LMI") Series A common stock with an insignificant amount of cash or cash equivalents. The per share fair value used for investments in LMI Series A common stock at December 31, 2004 is $46.23. The foregoing prices are the closing market prices of Liberty Series A common stock and LMI Series A common stock on those dates. Changes in market values after the Liberty Plan's year end are not reflected in the accompanying financial statements.

     Securities and investment transactions are accounted for on the trade date. Distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     INCOME TAXES

     The Internal Revenue Service (the "IRS") has determined and informed Liberty by a letter dated March 1, 2001 (the "IRS Determination Letter"), that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification. The Liberty Plan administrator is

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     not aware of any course of action or series of events that have occurred that might adversely affect the Liberty Plan's qualified status. As of the date of this report, Liberty has filed with the IRS an application for determination of the qualified status of the Liberty Plan with respect to certain amendments to the Liberty Plan adopted since the date of the IRS Determination Letter.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

     PLAN EXPENSES

     Any employer contribution amounts forfeited may be used to pay plan expenses except for any fees related to loans, which are paid by participants. Any additional administrative expenses of the Liberty Plan are paid by Liberty.

(2)  DESCRIPTION OF THE LIBERTY PLAN

     The following description of the Liberty Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

     GENERAL

     The Liberty Plan is a defined contribution plan sponsored by Liberty, which enables participating employees of Liberty and its qualifying subsidiaries to receive an interest in Liberty and to receive benefits upon retirement. Employees of Liberty and certain 80% or more owned subsidiaries who are at least 18 years of age and (i) have worked at least three consecutive months or (ii) have completed one year of service (as defined in the Liberty Plan document) are eligible to participate in the Liberty Plan.

     CONTRIBUTIONS

     Participants may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined or (ii) after-tax contributions up to 10% of their compensation. Liberty and its subsidiaries, other than Ascent Media Group and On Command Corporation, may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. Ascent Media Group may make matching contributions equal to $.50 for each $1.00 contributed by the participants up to a maximum match of 3% of eligible compensation. On Command Corporation may make matching contributions equal to $.50 for each $1.00 contributed by the participants up to a maximum match of 4% of eligible compensation. All participant contributions and employer matching contributions are subject to limitations as determined annually by the IRS. Employee pre-tax contributions and combined employee/employer contributions per participant were limited to $13,000 and $41,000, respectively, in 2004 and $12,000 and $40,000 respectively in 2003. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     Through December 31, 2003, employer contributions were invested only in the Liberty Media Stock Fund. Beginning January 1, 2004, participants who are fully vested in their employer contributions can direct the employer contributions to any investment in the Liberty Plan. Employer contributions for participants who are not fully vested continue to be invested in the Liberty Media Stock Fund only. Employee contributions may be invested in any investments in the Liberty Plan, including the Liberty Media Stock Fund. Liberty and its subsidiaries reserve the right to change the matching contribution amounts at any time.

     NONPARTICIPANT-DIRECTED INVESTMENTS

     Due to the change in 2004 noted above with respect to the investment of vested employer contributions, the accompanying statement of changes in net assets available for participant benefits for the year ended December 31, 2004, does not present activity based on participant-directed and nonparticipant-directed investments. Plan information, including information regarding participant-directed and nonparticipant-directed investments, about the significant components of the changes in net assets relating to the Liberty Media Stock Fund for the year ended December 31, 2004, is as follows (amounts in thousands):

         Balance at January 1, 2004                                                  $     54,078
           Contributions
             Employer                                                                       7,856
             Participant                                                                    1,298
             Rollovers                                                                        284
           Interest income                                                                     24
           Transfer to LMI Stock Fund                                                      (8,595)
           Net appreciation in fair value of stock fund                                     4,195
           Net forfeiture credit                                                               18
           Distributions to participants                                                   (4,532)
           Exchanges out and transfer of assets                                            (5,209)
           Net loan activity                                                                 (191)
           Administrative expenses                                                           (227)
                                                                                     ------------
         Balance at December 31, 2004                                                $     48,999
                                                                                     ============

     ROLLOVERS

     Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan provided that certain conditions are met.

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1%. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant's account, and bear interest at rates ranging from 5% to 10.5% at December 31, 2004. Principal and interest are paid ratably through monthly payroll deductions.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     FORFEITURES

     Forfeitures of employer contributions (due to participants' termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce Liberty's future matching contributions. Forfeitures aggregated approximately $291,000 and $274,000 during 2004 and 2003, respectively. Unused forfeitures aggregated approximately $148,000 and $787,000 at December 31, 2004 and 2003, respectively.

     INVESTMENT OPTIONS

     As of December 31, 2004, the Liberty Plan has twenty investment options including eighteen mutual funds and two unitized stock funds. The mutual funds are comprised of a money market mutual fund, two growth and income mutual funds, three growth mutual funds, one small cap value mutual fund, one small cap growth mutual fund, two income mutual funds, a global growth mutual fund, an international growth mutual fund and six asset allocation funds based on target retirement dates. Plan participants may change investment options and contribution percentages on a daily basis.

     BENEFIT PAYMENTS

     Distributions from the Liberty Plan may be made to a participant upon death, total disability, financial hardship or termination of employment. Distributions and other withdrawals are processed on a daily basis.

     VESTING

     Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions, other than employer contributions transferred from other plans, as follows:

                                                          Vesting
                           Years of Service             Percentage
                           ----------------             ----------
                           Less than 1                          0%
                           1 year                              33%
                           2 years                             66%
                           3 years                            100%

     Employer matching contributions transferred from other plans vest according to the terms specified in the transferor plans.

     PLAN TERMINATION

     Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA. The Liberty Plan provides for full and immediate vesting of all participant rights upon termination of the Liberty Plan.

     RISKS AND UNCERTAINTIES

     The Liberty Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of the net assets available for participant benefits.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

(3)  INVESTMENTS

     The fair value of individual investments that represent 5% or more of the Liberty Plan's net assets at December 31, 2004 and 2003 are as follows:

                                                                             Fair value at
                                                                             December 31,
                                                                        --------------------
                                     Investment                           2004         2003
                    ---------------------------------------------       --------      ------
                                                                        amounts in thousands
                    Liberty Media Stock Fund                             $48,999      54,078
                    Liberty Media International Stock Fund               $10,164          --
                    Templeton Foreign A                                  $ 8,833       6,490
                    Fidelity Magellan *                                  $21,291      22,676
                    Fidelity Equity Income                               $11,888       9,367
                    Fidelity Investment Grade Bond                       $ 7,632       7,047
                    Fidelity Retirement Money Market                     $20,192      17,797

                    ----------
                    * Subsequent to the year ended December 31, 2004, the Liberty Plan committee removed the Fidelity Magellan mutual fund as an investment option.

     During 2004, the Liberty Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (amounts in thousands)

                    Liberty Media Stock Fund                    $ 4,195
                    Liberty Media International Stock Fund        2,085
                    Mutual funds                                  5,546
                                                                -------
                                                                $11,826
                                                                =======

(4)  LMI SPIN OFF

     Effective June 7, 2004, Liberty effected the spin off (the "Spin Off") of its international subsidiary, LMI, by means of a distribution to Liberty's shareholders of all of the shares of common stock of LMI. Each Liberty shareholder, including the Liberty Media Stock Fund, received .05 shares of LMI Series A common stock for each share of Liberty Series A common stock held. In connection with the Spin Off, the Liberty Plan was amended to allow participants to invest in a unitized stock fund which holds LMI Series A common stock.

     Liberty's subsidiary located in Puerto Rico (the "Puerto Rico Subsidiary") was included in the Spin Off and is now a subsidiary of LMI. In connection with the Spin Off, all participant accounts of employees and former employees of the Puerto Rico Subsidiary were transferred out of the Liberty Plan into the Liberty Media 401(k) Savings Plan - Puerto Rico. Aggregate amounts transferred were $2,714,000.

(5)  LMI RIGHTS OFFERING

     During the third quarter of 2004, LMI completed a rights offering pursuant to which existing shareholders, including the Liberty Plan, received .20 transferable subscription rights to purchase shares of LMI Series A common stock for each share of LMI Series A common stock held by them at the close of business on July 26, 2004. Liberty Plan participants could use available cash in their Liberty Plan account to exercise the rights attributable to the LMI Series A common stock in their accounts, or they could sell those rights through August 23, 2004.

(6)  SUBSEQUENT EVENT

     Subsequent to December 31, 2004, Liberty's Board of Directors approved a resolution authorizing the spin-off (the "DHC Spin Off") of a newly formed subsidiary, Discovery Holding Company ("DHC"). DHC's assets will be comprised of Liberty's 100% ownership interest in Ascent Media Group, Inc. and Liberty's 50% ownership interest in Discovery

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     Communications, Inc. The DHC Spin Off, which will be effected as a tax-free distribution of DHC's shares to Liberty's shareholders, is expected to occur in the second quarter of 2005, subject to, among other things, the receipt of a favorable tax opinion and regulatory and other third party approvals. Upon completion of this transaction, DHC will be a separate publicly traded company. If the DHC Spin Off is completed as currently contemplated, shareholders of Liberty, including the Liberty Plan, would receive .10 shares of DHC Series A common stock for each share of Liberty Series A common stock held.

                                                                      SCHEDULE 1
                        LIBERTY MEDIA 401(k) SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004

                  Identity of                            Description of investment
                    issuer                                  including par value                     Fair value
          --------------------------             ----------------------------------------     --------------------
                                                                                              amounts in thousands
          Liberty Media Corporation              Stock Fund, Series A common stock, par
                                                 value $.01 per share (historical cost
                                                 basis - $33,725,596)                                 $    48,999
          Liberty Media
            International, Inc.                  Stock Fund, Series A common stock, par
                                                 value $.01 per share (historical cost
                                                 $6,077,586)                                               10,164

          Templeton                              Templeton Foreign A                                        8,833

          Spartan                                Spartan 500 Index Fund                                     5,299

          Pacific Investment Management Co.      PIMCO High Yield Fund - Administrative
                                                 Class                                                      1,370

          Pacific Investment Management Co.      PIMCO NFJ Small Cap Value                                    790

          Baron                                  Baron Growth                                               5,460

          Fidelity                               Fidelity Magellan                                         21,291

          Fidelity                               Fidelity Equity Income                                    11,888

          Fidelity                               Fidelity Investment Grade Bond                             7,632

          Fidelity                               Fidelity Retirement Money Market                          20,192

          Fidelity                               Fidelity Overseas                                          1,608

          Fidelity                               Fidelity Blue Chip Growth                                  2,491

          Fidelity                               Fidelity Low-Priced Stock                                  6,234

          Fidelity                               Fidelity Freedom Income                                      242

          Fidelity                               Fidelity Freedom 2000                                        264

          Fidelity                               Fidelity Freedom 2010                                        998

          Fidelity                               Fidelity Freedom 2020                                      1,658

          Fidelity                               Fidelity Freedom 2030                                      1,019

          Fidelity                               Fidelity Freedom 2040                                        392

          Participant loans                      Interest rates ranging from 5.00% to 10.5%                 2,084
                                                                                                      -----------
                                                                                                      $   158,908
                                                                                                      ===========

     All investments are held by Fidelity Management Trust Company, Inc., which is a party-in-interest to the Liberty Plan. Liberty Media Corporation is the plan sponsor, which is a party-in-interest to the Liberty Plan.

See accompanying report of independent registered public accounting firm.

                                                                      SCHEDULE 2

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year Ended December 31, 2004

                              amounts in thousands

 Identity of                     Description               Purchase         Selling         Cost of         Net gain
party involved                    of asset                   Price           Price           Asset          or (loss)
--------------           ---------------------------    -------------    -------------    -----------    -------------
Liberty Media            Stock Fund, Series A
  Corporation *            common stock, par value
                           $.01 per share                $     7,939               --             --               --

*Denotes party-in-interest

See accompanying report of independent registered public accounting firm.

                                  EXHIBIT INDEX

     Shown below are the exhibits which are filed or furnished as a part of this Report -

         23-Consent of KPMG LLP